Egan-Jones Ratings Company ("EJR")

As of February 24, 2021

Organizational Structure Chart


Board of Directors
DCO
CEO
Ratings Review & Policy Committee
Compliance
Internal Control and Quality
Accounting
General Counsel
Information Technology
Operational Development
Ratings
Methodology and Model Development
Rating Production
COO
Proxy
Sales and Marketing